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FORM 12b-25	SEC FILE NUMBER 0-22529
NOTIFICATION OF LATE FILING	CUSIP NUMBER 461147100
(Check one):	__ Form 10-K	__ Form 20-F	__ Form 11-K	X Form 10-Q	__ Form 10-D	__ For N-SAR
__ For N-CSR
For Period Ended: March 31, 2009
__ Transition Report on Form 10-K
__ Transition Report on Form 20-F
__ Transition Report on Form 11-K
__ Transition Report on Form 10-Q
__ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
__________________________________________________________________________________________

PART 1 - REGISTRANT INFORMATION

inTEST CORPORATION___________________________________________________________________________________
Full Name of Registration

_______________________________________________________________________________________________________
Former Name if Applicable

7 ESTERBROOK LANE____________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

CHERRY HILL, NEW JERSEY 08003__________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense
__	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

inTEST Corporation (the "Company") is unable to file its Form 10-Q for the period ended March 31, 2009 within the prescribed period of time because the Company requires additional time for the collection, compilation and analysis of information necessary to complete its financial statements for that period and for the other disclosures required to be included in the Form 10-Q. The delay in filing is due to the fact that the Company's staff and management have been engaged in ongoing evaluations of its several business segments and overall cash requirements. In addition, the Company's staff and management have been working to complete the Company's Form 10-K for the year ended December 31, 2008.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	HUGH T. REGAN, JR. (Name)	(856) (Area Code)	424-6886 (Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports

			__ Yes	X No
Form 10-K for the year ended December 31, 2008 has not yet been filed.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			X Yes	__ No
If so, attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

All historical financial information presented in this document is unaudited, is based upon management's internal figures and is subject to change.

The deterioration in the global economy that occurred in the second half of 2008 and continued into 2009, has had a significant negative impact on the demand for automatic test equipment. As a result of this, the Company has experienced a significant decline in its revenues for the first quarter of 2009 compared to the comparable prior period. Net revenues for the quarter ended March 31, 2009 were $4.4 million, compared to $11.3 million in the first quarter of 2008. Our net loss for the quarter ended March 31, 2009 was $(2.8) million or $(0.28) per diluted share, compared to a net loss of $(1.3) million or $(0.14) per diluted share in the first quarter of 2008. The net loss for the first quarter of 2009 included restructuring charges of $(35,000) or $(0.00) per diluted share; there were no comparable charges in the first quarter of 2008. The restructuring charges recorded during the first quarter of 2009 were incurred by our Temperature Management product segment and represented one-time termination benefits paid in connection with workforce reductions in this segment. Cash and cash equivalents at March 31, 2009 were $5.2 million, down from $7.1 million at December 31, 2008.

inTEST CORPORATION (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 14, 2009	By:	/s/ Hugh T. Regan, Jr. HUGH T. REGAN, JR. SECRETARY, TREASURER & CHIEF FINANCIAL OFFICER